FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Tender Offer CTC: price increase and extension	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
NOTICE
Further to the Significant Event registered on October 8th 2008, TELEFÓNICA, S.A. (“TELEFONICA”), announces that, on October 11th, certain shareholders of CTC holding more than 10% of Compañía de Telecomunicaciones de Chile, S.A.’s (“CTC”) Shares, AFP Capital S.A., AFP Cuprum S.A., and AFP Provida S.A., have requested that the Board of Directors of CTC call an extraordinary shareholders meeting in order to approve the By-law Amendments. The approval of the By-law Amendments would be subject to the modification by INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA of the terms of its Tender Offer for the acquisition of CTC’s Shares, extending the offering period for fourteen additional days and increasing the offered price to 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share.
In accordance with the above, INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA has decided to increase the offered price in this Tender Offer. The increased price, to be paid in cash, would be 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, which represents a premium of 10% to the original offering prices.
Additionally, INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA has decided to request an extension of the offering period, which therefore finalize on October 30, 2008.
In accordance with this, and assuming acceptance by all shareholders to whom the offer is addressed, the transaction would represent a total investment of approximately 691 million Euro, depending on the Exchange Rate prevailing when the transaction is closed.
In this respect and according to the request of CTC minority shareholders, AFP Capital S.A., AFP Cuprum S.A., and AFP Provida S.A., INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA has announced that it has revoked the condition to the Offer relating to number 10 d) (2) of the Tender Offer Prospectus, relating to the reduction of the value of the Stock Exchange Index IPSA. Such condition will only come into effect if the IPSA Index decreases in more than 37.5%, measured during the offering period.
Madrid, October 13th, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 13th, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors